UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from                      to
Commission File Number: 1-8444

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Future Care: The America West Airlines 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
US Airways Group, Inc.
111 West Rio Salado Parkway
Tempe, Arizona 85281

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
Financial Statements and Supplemental Schedules
December 31, 2007 and 2006
(With Report of Independent Registered Public Accounting Firm Thereon)

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm
The Participants and Administrator
Future Care: The America West Airlines 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of Future Care: The America West Airlines 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Future Care: The America West Airlines 401(k) Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4(i), schedule of assets (held at end of year) as of December 31, 2007, and Schedule H, line 4(a), schedule of delinquent participant contributions, for the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Phoenix, Arizona
June 23, 2008

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006

Assets:
Investments, at fair value	$754,846,408	$648,233,043
LCC Stock fund	3,103,202	13,433,119
Participant loans	20,332,585	18,694,432

Total investments	778,282,195	680,360,594

Contributions receivable:
Participants	706,553	624,048
Employer	150,483	92,435

Net assets available for benefits at fair value	779,139,231	681,077,077

Adjustment from fair value to contract value for fully benefit-responsive contracts	454,478	647,974

Net assets available for benefits	$779,593,709	$681,725,051

See accompanying notes to financial statements.

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2007

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$13,752,406
Interest	1,630,459
Dividends	57,747,591

73,130,456

Contributions:
Participant	38,154,628
Employer	25,864,414
Rollovers	720,996

Total additions	137,870,494

Deductions from net assets attributed to:
Benefits paid to participants	39,863,892
Administrative fees	137,944

Total deductions	40,001,836

Increase in net assets available for benefits	97,868,658

Net assets available for benefits:
Beginning of year	681,725,051

End of year	$779,593,709

See accompanying notes to financial statements.

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(1)	Description of the Plan

The following description of Future Care: The America West Airlines 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). On January 1, 1989, the predecessor of the Plan Sponsor, America West Holdings Corporation, LLC (the “Company”), established the Plan for all employees of the Company who have met certain eligibility requirements. The Plan provides for employee and matching employer contributions in accordance with Sections 401(k) and 401(m) of the Internal Revenue Code. Certain employees of the Company’s subsidiary, America West Airlines, LLC (“AWA”) are eligible to participate in the Plan upon meeting the following criteria: (i) first of the month following three months of service unless a director or above, who require one hour of service; (ii) not a member of a collectively bargained unit for which retirement benefits have been the subject of good faith bargaining unless the respective bargaining agreement provides otherwise.

The LCC Stock Fund represents shares invested in the common stock of US Airways Group, Inc. the parent corporation of the Company, and has been closed to new participant investments since September 27, 2005.

Certain employees of AWA no longer participate in the Plan, including employees represented by the Airline Customer Service Employee Association — IBT and CWA America (effective January 1, 2007), employees represented by the Transport Workers Union of America (generally effective January 1, 2008), and employees whose compensation and conditions of employment are not subject to determination by collective bargaining (effective January 1, 2008). These employee groups now participate in the US Airways, Inc. Employee Savings Plan. AWA customer service employees began actively participating in the Employee Savings Plan on January 1, 2007, although their account balances remained in the Plan. All account balances were subsequently transferred on January 1, 2008 to the US Airways, Inc. Employee Savings Plan.

(b)	Contributions

Plan contributions consist of three components: (i) eligible employee deferral contributions up to 50% of the participant’s compensation each pay period subject to an annual before tax dollar limitation in accordance with the Internal Revenue Service ($15,500 for 2007). In addition, participants age 50 and over are eligible to contribute extra pre-tax contributions (“catch-up contributions”) above the annual Internal Revenue Service (IRS) limitations ($5,000 for 2007); (ii) a discretionary employer matching contribution, as determined annually by the Company’s board of directors (which was 50% of the employee deferral contribution up to 6% of the participant’s compensation for 2007 and 2006); and (iii) roll over contributions from a participant’s personal or prior employer tax deferred retirement accounts. Participants can change or suspend their contributions in accordance with the guidelines specified in the Plan document.

Effective January 1, 2004, participants represented by the Air Line Pilots Association, International (ALPA) may elect voluntary after-tax contributions up to 50% of the participant’s compensation for the Plan year. Additionally, these participants are eligible for discretionary supplemental contributions by AWA, which in 2007 amounted to $20,454,342.

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(c)	Vesting

Participants are fully vested in their contributions and the earnings thereon. Participants become fully vested in employer contributions and earnings thereon after five years of service with the Company as reflected in the following vesting schedule:

Vesting
Completed years of service	percentage
2	20%
3	40%
4	60%
5 or more	100%
(d)	Investment Options

Participants of the Plan may allocate contributions among 24 investment options. Participants may transfer assets between and among funds. Additionally, participants may change the investment allocation of their contributions at any time. Funds are also invested in the LCC Stock Fund however, this fund became closed to contributions effective September 27, 2005.

(e)	Loans to Participants

The Plan allows for participant loans. A loan made to a Plan participant shall be an amount that is not less than $1,000 and not more than 50% of the vested interest in the participant’s account up to $50,000. Loans bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator and range from 5% to 10.5% and are collateralized by the borrower’s assignment of rights to their available account, as acknowledged by a promissory note. Repayments are generally made over a maximum five-year period or up to 30 years in the event the loan is for the purchase of a principal residence. Repayment is performed by payroll deduction from active employees and by direct payment for inactive or terminated employees. Pursuant to a collective bargaining agreement between AWA and its pilots, the Plan permits pilots to have up to two loans outstanding.

(f)	Distributions

Distributions from the Plan are available upon any of the following events: (i) termination of employment with the Company; (ii) retirement; (iii) attainment of age 59-1/2; (iv) financial hardship; (v) disability or death. The participant (or the beneficiary) will receive a lump-sum distribution of the value of the account. If the value of the account is greater than $1,000 then the distribution may be deferred, subject to certain IRS rules regarding minimum required distributions. Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the participants elect to roll over their distributions into an Individual Retirement Account or another qualified retirement plan.

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(g)	Forfeitures

Upon termination of service, a participant forfeits any nonvested employer contributions and earnings thereon. Such forfeitures are used to reduce future contributions by the Company. Effective January 1, 2002, forfeitures may be used to pay Plan administrative expenses attributed to the Company. Forfeitures totaled $55,397 and $126,693 as of December 31, 2007 and 2006, respectively. These accounts are used to reduce future employer contributions or pay plan administrative expenses. Forfeitures of $245,667 were used in 2007 to reduce employer contributions.

(h)	Administration

The Plan is sponsored and administered by the Company.

Expenses incurred in the administration of the Plan and the trust are paid by the Company or from Plan assets to the extent not paid by the Company. During the year ended December 31, 2007, the Company did not pay any Plan administrative expenses. Plan assets were used to pay $137,944 in Plan administrative fees during the year ended December 31, 2007.

(i)	Amendment and Termination of the Plan

The Company anticipates that the Plan will continue without interruption but reserves the right to amend or terminate the Plan. No amendment may deprive any person of the rights accrued prior to the enactment of such an amendment. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used for or diverted for purposes other than for the exclusive benefit of the participants. The Company continues to evaluate opportunities to merge the Plan with one or more other qualified retirement plans in light of the Plan Sponsor’s merger with US Airways Group, Inc.

(2)	Plan Amendments

Amendment 2006-1

The Company amended the Plan with Amendment 2006-1. Effective January 1, 2006, Amendment 2006-1 amended the Plan to bring it into conformity with final Treasury Regulations under Sections 401(k) and 401(m) of the Internal Revenue Code. The amendment also excluded any employee represented by the Airline Customer Service Employee Association from active participation in the Plan, effective January 1, 2007.

Amendment 2007-1

The Company amended the Plan with Amendment 2007-1. Effective January 29, 2007, Amendment 2007-1 amended the definition of “Eligible Employee” to exclude certain employees represented by the Transport Workers Union.

Amendment 2007-2

The Company amended the Plan with Amendment 2007-2. Effective January 1, 2008, Amendment 2007-2 amended the definition of “Eligible Employee” to exclude any Employee represented by the Transport Workers Union and any Employee whose compensation and conditions of employment are not subject to determination by collective bargaining.

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(3)	Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and changes thereon, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan accounts for fully benefit-responsive investment contracts in accordance with financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit — Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined — Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investments in funds are valued at net asset value (fair value) per unit reported by those funds except for the Plan’s investment in Fidelity’s Managed Income Portfolio II CL3 fund which is valued at contract value (Note 5).

The fair value has been measured by quoted market prices in an active market when available. Investments in individual funds or portfolios are accounted for as shares of the fund or portfolio. The purchase and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Loans to participants are valued at cost.

The Plan presents in the Statement of Changes in Net Assets the net appreciation (depreciation) in the fair value of its investments which consists of the net realized gains or losses and the net unrealized appreciation (depreciation) of those investments.

(d)	Payment of Benefits

Benefits are recorded when paid.

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(e)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(f)	New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 provides a common definition of fair value to be applied to existing generally accepted accounting principles requiring the use of fair value measures, establishes a framework for measuring fair value and enhances disclosure about fair value measures under other accounting pronouncements, but does not change existing guidance as to whether or not an asset or liability is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and, as such, will be adopted by the Plan in 2008. Adoption of SFAS No. 157 is not expected to have a material impact to the Plan.

Effective January 1, 2007, the Plan adopted Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes. FIN 48 establishes financial accounting and disclosure requirements for recognition and measurement of tax positions taken or expected to be taken on an income tax return. The adoption of FIN 48 had no impact on the Plan’s net assets available for benefits as of December 31, 2007 or changes of net assets available for benefits for the year then ended.

(4)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006:

	2007	2006
Fidelity Puritan Fund	$—	$63,872,184
Fidelity Magellan Fund	140,002,127	126,371,323
Fidelity Growth Company Fund	127,776,803	106,636,869
Fidelity Balanced	64,578,642	—
Fidelity Managed Income Portfolio II CL3	59,944,510	54,042,459
Fidelity Overseas Fund	—	34,872,807
Capital Guardian International Equity Fund	51,873,655	—
The Julius Baer International Equity Fund	42,860,250	—
Each of the above is a mutual fund.

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $13,752,406 as follows:

Registered Investment Companies	$21,428,482
LCC Stock Fund	(8,229,944)
Self-directed Brokerage Account	553,868

$13,752,406

Realized gain, net	$4,460,626
Unrealized gain, net	9,291,780

$13,752,406

(5)	Investment in Fully Benefit-Responsive Investment Contracts

As of December 31, 2007 and 2006, the Plan invested in a common collective trust, Fidelity’s Managed Income Portfolio II CL3 (Fund II) which owns fully benefit-responsive investment contracts. As a result of the implementation of the FSP, the Plan reflected the Fund at fair value and recognized an adjustment from fair value to contract value for the fully benefit-responsive investment contracts of $454,478 and $647,974 as of December 31, 2007 and 2006, respectively, in the accompanying Statements of Net Assets Available for Benefits. The fair value of Fund II as of December 31, 2007 and 2006 was $59,944,510 and $54,042,459, respectively.

The Plan’s interest in the Fund is calculated by applying the Plan’s ownership percentage in the Fund to the total fair value of the Fund. The underlying assets owned by the Fund consist primarily of readily marketable fixed income securities with quoted market prices.

The interest crediting rate is determined quarterly and at December 31, 2007 and 2006, was 4.64% and 4.37%, respectively. The interest crediting rate is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and purchases and redemptions by unitholders. There is no relationship between future crediting rates and the adjustment to contract value reported in the Statements of Net Assets Available for Benefits.

The average market yield of Fund II for the year ended December 31, 2007 was 4.56%. The average yield earned by Fund II that reflects the actual interest credited to participants for the year ended December 31, 2007 was 4.46%.

(6)	Tax Status of the Plan

The Plan received its latest determination letter on July 31, 2002, in which the IRS stated the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan’s administrator and legal counsel believe that the Plan is currently designed and being operated in compliance with the legal requirements of the Internal Revenue Code.

(7)	Parties-in-Interest

Certain investments of the Plan are shares of funds managed by Fidelity Investments, Inc., a related party of Fidelity Management Trust Company. Fidelity Management Trust Company is the Plan’s trustee, and therefore, these transactions are considered exempt party-in-interest transactions.

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006

Certain Plan investments are shares of common stock of US Airways Group, Inc., the Plan Sponsor’s parent corporation and, therefore, these transactions qualify as exempt party-in-interest transactions. These shares are held in the LCC Stock Fund. Investments in the LCC Stock Fund represented approximately .4% and 2.0% of plan net assets at December 31, 2007 and 2006, respectively.

(8)	Prohibited Party-in-Interest Transactions

A series of 1,511 participants’ contributions totaling $58,220 were withheld from the participants’ pay during 2007, but were not remitted to the Plan’s trust within the time frame required by the Department of Labor (DOL) under applicable DOL regulations. This transaction constituted a cumulative $58,220 loan from the Plan to the Plan Sponsor for the period when such plan assets should have been remitted through the dates such plan assets were remitted. The loan interest of $6,320, based on rules for the calculation of lost earnings under the DOL’s Voluntary Fiduciary Correction Program, will be remitted to the Plan’s trust on July 1, 2008, and credited to participants’ accounts.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$779,593,709	$681,725,051
Certain deemed distributions of participant loans at December 31, 2007	(624,127)	(505,961)

Net assets available for benefits per Form 5500	$778,969,582	$681,219,090

The following is a reconciliation of the increase in net assets available for benefits per the financial statements for the year ended December 31, 2007 to the Form 5500:

Increase in net assets available for benefits per the financial statements	$97,868,658
Certain deemed distributions of participant loans for the year ended December 31, 2006	505,961
Certain deemed distributions of participant loans for the year ended December 31, 2007	(624,127)

Increase in net assets available for benefits per Form 5500	$97,750,492

(10)	Subsequent Event

Effective January 1, 2008 certain plan participants including all non-contract employees of the Company, employees represented by the Airline Customer Service Employee Association — IBT and CWA America, and America West Dispatcher, Flight Crew Training Instructor & Sim Engineers as represented by the Transport Workers Union of America (TWU), were transferred to the US Airways, Inc. Employee Savings Plan.

SUPPLEMENTAL SCHEDULES

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
EIN: 86-0847214
PLAN NUMBER: 001
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
Year ended December 31, 2007

	(b) Identity of issuer, borrower,		(e) Current
(a)	lessor of similar party	(c) Description of investment	value

***	US Airways Group, Inc.	LCC Stock Fund	$3,103,202
*	Fidelity Investments, Inc.	Fidelity Magellan Fund	140,002,127
*	Fidelity Investments, Inc.	Fidelity U.S. Bond Index Fund	23,899,440
*	Fidelity Investments, Inc.	Fidelity Growth Company Fund	127,776,803
*	Fidelity Investments, Inc.	Fidelity Institutional Money Market	5,689,740
*	Fidelity Investments, Inc.	Fidelity Low Price Stock Fund	19,212,222
*	Fidelity Investments, Inc.	Fidelity BrokerageLink	25,693,054
*	Fidelity Investments, Inc.	Fidelity Leveraged Company Stock	12,747,617
*	Fidelity Investments, Inc.	Fidelity Balanced	64,578,642
*	Fidelity Investments, Inc.	Fidelity Managed Income Portfolio II Class 3	59,944,510
*	Fidelity Investments, Inc.	Spartan US Equity Index Fund Advantage Class	29,362,344
*	Pyramis Global Advisors Trust Co.	Pyramis Active Lifecycle 2000 Fund**	790,105
*	Pyramis Global Advisors Trust Co.	Pyramis Active Lifecycle 2010 Fund**	1,070,929
*	Pyramis Global Advisors Trust Co.	Pyramis Active Lifecycle 2020 Fund**	4,151,929
*	Pyramis Global Advisors Trust Co.	Pyramis Active Lifecycle 2030 Fund**	5,830,624
*	Pyramis Global Advisors Trust Co.	Pyramis Active Lifecycle 2040 Fund**	1,077,152
*	Pyramis Global Advisors Trust Co.	Pyramis Active Lifecycle 2010 CP Fund**	18,706
*	Pyramis Global Advisors Trust Co.	Pyramis Active Lifecycle 2015 CP Fund**	86,539
*	Pyramis Global Advisors Trust Co.	Pyramis Active Lifecycle 2025 CP Fund**	77,263
*	Pyramis Global Advisors Trust Co.	Pyramis Active Lifecycle 2030 CP Fund**	88,111
*	Pyramis Global Advisors Trust Co.	Pyramis Active Lifecycle 2035 CP Fund**	72,878
*	Pyramis Global Advisors Trust Co.	Pyramis Active Lifecycle 2040 CP Fund**	2,433
*	Pyramis Global Advisors Trust Co.	Pyramis Active Lifecycle 2050 CP Fund**	4,726
*	Pyramis Global Advisors Trust Co.	Pyramis Active Lifecycle 2000 TAC Fund**	3,311,718
*	Pyramis Global Advisors Trust Co.	Pyramis Active Lifecycle 2010 TAC Fund**	5,900,492
*	Pyramis Global Advisors Trust Co.	Pyramis Active Lifecycle 2020 TAC Fund**	17,161,746
*	Pyramis Global Advisors Trust Co.	Pyramis Active Lifecycle 2030 TAC Fund**	19,288,289
*	Pyramis Global Advisors Trust Co.	Pyramis Active Lifecycle 2040 TAC Fund**	3,579,113
	Capital Guardian Trust Co.	Capital Guardian International Equity Fund	51,873,655
	Pacific Investment Management Co.	PIMCO High Yield — Institutional class	5,242
	Harbor Capital Advisors, Inc.	Harbor Capital Appreciation Fund — Institutional Fund	15,304
	T. Rowe Price	T. Rowe Price Blue Chip Growth Fund	132,385
	American Century Investment Management, Inc.	American Century Large Company Value	36,894,300
See accompanying report of independent registered public accounting firm.

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
EIN: 86-0847214
PLAN NUMBER: 001
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
Year ended December 31, 2007

	(b) Identity of issuer, borrower,		(e) Current
(a)	lessor of similar party	(c) Description of investment	value

	T. Rowe Price	T. Rowe Price Real Estate Fund	21,761
	Columbia Management Advisors, LLC	Mid Cap Value Fund — Class Z	58,367
	Franklin Templeton Investments	Franklin Small Cap Value Fund A	17,613
	RS Investments	RS Emerging Markets Fund — Class A shares	417,232
	Lord, Abbett & Co. LLC	Small Cap Value I	21,426,673
	Hartford	Small Company Fund — Class Y	3,587,953
	Fred Alger Management, Inc.	Alger MidCap Growth Institutional Portfolio — Institutional Class	26,116,421
	Julius Baer Holdings, Ltd.	The Julius Baer International Equity Fund	42,860,250
	Participant Loans	Various rates of interest ranging from 5% to 10.5% maturing between one month and 5 years and collateralized by the participant’s account balances	20,332,585

			$778,282,195

*	A related party to the Plan’s Trustee, therefore, a party-in-interest for which a statutory exemption exists.

**
Each of the Pyramis funds are intended only for employees of a specific age range therefore participants can’t invest in more than one Pyramis fund, thus all Pyramis funds are considered one investment option.

***	Investment qualifies as a party-in-interest for the Plan.
See accompanying report of independent registered public accounting firm.

FUTURE CARE: THE AMERICA WEST AIRLINES 401(k) PLAN
EIN: 86-0847214
PLAN NUMBER: 001
Schedule H, Line 4(a) — Delinquent Participant Contributions
Year ended December 31, 2007

(b) Relationship
	to plan,		(d)
	employer,		Amount
	or other party-		on	(e) Lost
(a) Identity of party involved	in-interest	(c) Description of transactions	Line 4(a)	Interest

America West Holdings Corporation, LLC	Plan Sponsor	Employee deferrals not timely remitted*	$58,220	$6,320

*	Represents a participants’ contributions that were withheld from the participants’ wages, but not timely remitted to the Plan by the Plan Sponsor.
See accompanying report of independent registered public accounting firm.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned thereunto duly authorized.

Future Care: The America West Airlines 401(k) Plan
Date: June 25, 2008	By:	/s/ Derek J. Kerr
Derek J. Kerr
Senior Vice President and Chief Financial Officer US Airways Group, Inc.

EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm — KPMG LLP